FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 23, 2008

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 23, 2008 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Joint Press Release
May 23, 2008

ASE Test Obtains Singapore Court Sanction For Proposed "Going Private" Acquisition of ASE Test by ASE Inc.

May 23, 2008 – Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311, “ASE Inc.”) and its majority-owned subsidiary ASE Test Limited (NASDAQ: ASTSF, TAIEX: 9101, “ASE Test”) today announced that the High Court of the Republic of Singapore (the "Court") has issued an order dated May 23, 2008 (the “Order”), sanctioning the proposed ''going private'' acquisition by ASE Inc. of the outstanding ordinary shares of ASE Test that ASE Inc. does not directly or indirectly own, by way of a scheme of arrangement under the Companies Act, Chapter 50 of Singapore (the ''Scheme'').  The Scheme is expected to become effective on May 30, 2008, when a copy of the Order is lodged with the Accounting and Corporate Regulatory Authority of Singapore. Further, ASE Inc. and ASE Test today announced that May 30, 2008 will be the books closure date for determining the entitlements of shareholders of ASE Test under the Scheme.

About ASE Inc.

ASE Inc. is one of the world's largest independent provider of integrated circuit (“IC”) packaging services and, together with its majority owned subsidiary ASE Test Limited, the world's largest independent provider of IC testing services, including front-end engineering test, wafer probe and final test services. ASE Inc. currently has approximately more than 200 international customers.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol “2311”.  The American Depository Receipts of ASE Inc. are listed on the New York Stock Exchange under the symbol “ASX”.

The directors of ASE Inc. (including any director who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release (other than those relating to ASE Test) are fair or accurate and that no material facts have been omitted from this press release and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources or obtained from ASE Test, the sole responsibility of the directors of ASE Inc. has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

About ASE Test

ASE Test is one of the world’s largest independent providers of semiconductor testing services.  It provides customers with a complete range of semiconductor testing services, including front-end engineering test, wafer probe, final test and other test-related services.

The ordinary shares of ASE Test are quoted for trading on The NASDAQ Global Market under the symbol “ASTSF”.  ASE Test’s Taiwan Depository Shares, which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol “9101”.

The directors of ASE Test (including any director who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair or accurate and that no material facts have been omitted from this press release and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of ASE Test has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

Forward-Looking Statements

All statements other than statements of historical facts included in this press release are or may be forward-looking statements. Forward-looking statements include, but are not limited to, those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect ASE Inc.'s or ASE Test's (as the case may be) current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and ASE Inc. and ASE Test undertake no obligation to update publicly or revise any forward-looking statements.

For further information please contact:

ASE Inc.
Freddie Liu (Vice President)
Tel: +8862 8780-5489
Email:  freddie_liu@aseglobal.com

ASE Test
Ken Hsiang (CFO)
Tel: +1-510-687-2475
Email: ken_hsiang@aseglobal.com

Michael Diaz
MacKenzie Partners (UK) Limited (Proxy Solicitation Agent)
Tel: +44-020-7170-4155